First China Pharmaceutical Group, Inc.
Number 504, West Ren Min Road,
Kunming City, Yunnan Province
People’s Republic of China, 650000

January 6, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	First China Pharmaceutical Group, Inc. Registration Statement on Form S-1 (File No. 333-174482)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), First China Pharmaceutical Group, Inc. (the “Company”) hereby respectfully requests that the Staff of the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, File Number 333-174482 (the “Registration Statement”), including all exhibits thereto, effective as of the date first set forth above.  No securities have been sold pursuant to the Registration Statement and the Registration Statement has not been declared effective.

The Company is requesting withdrawal of the Registration Statement as the shares of common stock that were registered for resale can now be sold pursuant to the provisions of Rule 144, and therefore, the Company no longer has an obligation to register the shares under the securities purchase agreements pursuant to which such shares were sold.  Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you are in need of additional information, please feel free to contact Mark C. Lee of Greenberg Traurig, LLP at (916) 442-1111 or via facsimile at (916) 448-1709.

Very truly yours,

/s/ Zhen Jiang Wang

Zhen Jiang Wang
Chief Executive Officer

Cc:           Mark C. Lee, Greenberg Traurig, LLP